UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 20, 2017, Affimed N.V. (the “Affimed” or the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with BMO Capital Markets Corp. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to the issuance and sale (the “Offering”) of 10,000,000 of the Company’s common shares. The price to the public in the Offering is $1.80 per share, and the Underwriters have agreed to purchase the common shares from the Company pursuant to the Underwriting Agreement at a price of $1.692 per share. The net proceeds to the Company from the Offering are expected to be approximately $16.6 million, after deducting underwriting discounts and other estimated offering expenses payable by the Company. The Underwriters have a 30-day option to purchase up to an additional 1,500,000 of the Company’s common shares. All of the common shares in the Offering are being sold by the Company.

The Offering is being made pursuant to our effective registration statement on Form F-3 (Registration Statement No. 333-207235) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The Underwriting Agreement is filed as Exhibit 1.1 to this report, and the description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit. A copy of the opinion of De Brauw Blackstone Westbroek N.V. relating to the validity of the common shares issued and sold in the Offering is attached as Exhibit 5.1 hereto.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-207235) and Form S-8 (Registration Number 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, January 25, 2017.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name:	Adi Hoess
Title:	Chief Executive Officer

By:	/s/ Florian Fischer
Name:	Florian Fischer
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Underwriting Agreement, dated January 20, 2017, by and among Affimed N.V. and BMO Capital Markets Corp. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein

5.1	Opinion of De Brauw Blackstone Westbroek N.V.

23.1	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)